

Mail Stop 3010

May 6, 2010

Mr. Chris Cronin
President and Chief Executive Officer
CommonWealth Realty Partners, Inc.
50 Federal Street
Newburyport, MA 01950

> **Re: CommonWealth Realty Partners, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed April 8, 2010**
> **File No. 333-164986**

Dear Mr. Cronin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 1; however, it does not appear that quotation on the OTC Bulletin Board would constitute listing on a national securities exchange. Refer to Rule 146 under the Securities Act. Please tell us, as previously requested, whether your offering is subject to registration and review by state securities regulators.

2.   We note your response to prior comment 2. We will continue to monitor for your withdrawal of the original registration statement on Form S-1.

3.   It appears that the Table of Contents was inadvertently omitted from your filing. Please ensure inclusion of an updated table with your next amendment. Refer to Item 503 of Regulation S-K.

Prospectus Cover Page

4.   We note your response to prior comment 3; however, you have included the risk factors cross reference on the front cover of the registration statement rather than the prospectus cover page. Please relocate the disclosure to the prospectus cover page.

Risk Factors, page 6

5.   We note your response to prior comment 4; however, considering that there currently is no trading market for your shares, we continue to believe that you should expand your current disclosure to discuss the liquidity risk to potential investors. Please revise your risk factor disclosure, as previously requested, to identify and discuss this risk.

We will require additional financing in order to implement our business plan…, page 8

6.   The first sentence of this risk factor refers to revenue from "sales and advertising." This appears to be inconsistent with your business plan to provide real estate industry services. Please revise the prospectus as appropriate to address this discrepancy.

Management's Discussion and Analysis of Financial Condition

Liquidity and Capital Resources, page 32

7.   We note your response to our prior comment 17 and reissue the comment in part. Please revise your discussion in Note 3 to the financial statements to disclose all significant terms of the note payable to Mr. Cronin.

Item 27. Exhibits Index, page 43

8.   Please file exhibits 1.1, 3.1, 3.2, and 4.1 with your next amendment.

******

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Jillian Ivey Sidoti, Esq.
        Law Offices of Jillian Sidoti *(via facsimile)*